FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of October, 2004

                          GRANITE MORTGAGES 04-3 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F.....X....Form 40-F........

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                GRANITE MORTGAGES 04-3 PLC

                                By: L.D.C. Securitisation Director
                                    No. 1 Limited


                                By:    /s/ Sharon Tyson
                                       ------------------------
                                Name:   Sharon Tyson
                                Title:  Director

Date: December 21, 2004

                                GRANITE FINANCE FUNDING LIMITED


                                By:               /s/  Jonathan David Rigby
                                       ------------------------------------
                                Name:  Jonathan David Rigby
                                Title: Director
Date: December 21, 2004

                                GRANITE FINANCE TRUSTEES LIMITED


                                By:                   /s/  Daniel Le Blancq
                                       ------------------------------------
                                Name:  Daniel Le Blancq
                                Title: Director
Date: December 21, 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-3 PLC
--------------------------

Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited Period 1 October 2004 - 31 October 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.


Mortgage Loans

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Number of Mortgage Loans in Pool                                256,843

Current Balance - Trust Mortgage Assets                   (GBP) 22,027,751,745

Current Balance - Trust Cash and other Assets             (GBP) 1,110,757,290

Last Months Closing Trust Assets                          (GBP) 23,030,235,806

Funding share                                             (GBP) 21,184,520,647

Funding Share Percentage                                         91.56%

Seller Share*                                             (GBP) 1,953,988,389

Seller Share Percentage                                          8.44%

Minimum Seller Share (Amount)*                            (GBP) 1,248,893,997

Minimum Seller Share (% of Total)                                5.40%

Excess Spread last quarter annualised (% of Total)               0.29%
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* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans

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                    Number       Principal         Arrears     By Principal
                                   (GBP)            (GBP)          (%)

< 1 Month          252,566      21,669,419,627        0         98.37%

> = 1 < 3 Months    3,541         299,540,203     2,610,187      1.36%

> = 3 < 6 Months     588          47,058,703      1,192,170      0.21%

> = 6 < 9 Months     119           9,260,596       403,150       0.04%

> = 9 < 12 Months     27           2,132,482       123,591       0.01%

> = 12 Months         2             340,134        24,959        0.00%

Total              256,843      22,027,751,745    4,354,057     100.00%
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Properties in Possession
-------------------------------------------------------------------------------
                                             Number   Principal   Arrears
                                                        (GBP)      (GBP)

Total (since inception)                       230     13,760,634     681,854
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-------------------------------------------------------------------------------

Properties in Possession                                               79

Number Brought Forward                                                 65

Repossessed (Current Month)                                            14

Sold (since inception)                                                 151

Sold (current month)                                                    0

Sale Price / Last Loan Valuation                                      1.06

Average Time from Possession to Sale (days)                            130

Average Arrears at Sale                                            (GBP) 2,586

Average Principal Loss (Since inception)*                           (GBP) 138

Average Principal Loss (current month)**                             (GBP) 0

MIG Claims Submitted                                                    6

MIG Claims Outstanding                                                  0

Average Time from Claim to Payment
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*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

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                                                   Number    Principal (GBP)

Substituted this period                              0           (GBP) 0

Substituted to date (since 26 March 2001)         478,055  (GBP) 39,832,603,134
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CPR Analysis

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                                                  Monthly       Annualised

Current Month CPR Rate                             4.55%          42.82%

Previous Month CPR Rate                            4.72%          44.04%
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Weighted Average Seasoning (by value) Months                      25.00

Weighted Average Remaining Term (by value) Years                  20.25

Average Loan Size                                              (GBP) 85,763

Weighted Average LTV (by value)                                   75.02%

Weighted Average Indexed LTV (by value)                           60.51%

Non Verified (by value)                                           35.51%
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Product Breakdown

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Fixed Rate (by balance)                                           49.91%

Together (by balance)                                             23.83%

Capped (by balance)                                               0.95%

Variable (by balance)                                             22.28%

Tracker (by balance)                                              3.02%

Total                                                             100.0%
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Geographic Analysis

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                         Number       % of Total    Value (GBP)      % of Total

East Anglia              5,133          2.00%       440,555,035         2.00%

East Midlands            18,123         7.06%      1,389,951,135        6.31%

Greater London           31,362         12.21%     4,436,389,202       20.14%

North                    29,895         11.64%     1,687,325,784        7.66%

North West               34,502         13.43%     2,354,766,662       10.69%

Scotland                 28,766         11.20%     1,810,681,193        8.22%

South East               38,180         14.87%     4,498,066,906       20.42%

South West               16,431         6.40%      1,572,781,475        7.14%

Wales                    10,519         4.10%       707,090,831         3.21%

West Midlands            16,801         6.54%      1,345,895,632        6.11%

Yorkshire                27,131         10.56%     1,784,247,891        8.10%

Total                   256,843          100%      22,027,751,745       100%
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LTV Levels Breakdown

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                                        Number      Value (GBP)      % of Total

0% < 25%                                8,935       345,835,702         1.57%

> = 25% < 50%                           30,354     2,209,383,500       10.03%

> = 50% < 60%                           19,742     1,768,828,465        8.03%

> = 60% < 65%                           11,611     1,099,184,812        4.99%

> = 65% < 70%                           13,726     1,334,881,756        6.06%

> = 70% < 75%                           18,583     1,782,045,116        8.09%

> = 75% < 80%                           20,042     2,207,180,725       10.02%

> = 80% < 85%                           31,021     3,187,415,678       14.47%

> = 85% < 90%                           35,492     3,024,410,315       13.73%

> = 90% < 95%                           52,639     3,980,414,740       18.07%

> = 95% < 100%                          14,457     1,072,751,510        4.87%

> = 100%                                 241         15,419,426         0.07%

Total                                  256,843     22,027,751,745      100.0%
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Repayment Method

-------------------------------------------------------------------------------
                                       Number      Value (GBP)    % of Total

Endowment                              27,027     2,066,203,114         9.38%

Interest Only                          34,705    4,874,741,461        22.13%

Pension Policy                          613        63,880,480          0.29%

Personal Equity Plan                   1,160       88,111,007          0.40%

Repayment                             193,338    14,934,815,683       67.80%

Total                                 256,843    22,027,751,745       100.00%
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Employment Status

-------------------------------------------------------------------------------
                                       Number     Value (GBP)       % of Total

Full Time                             225,061    18,192,720,166       82.59%

Part Time                              3,202      191,641,440          0.87%

Retired                                 487        15,419,426          0.07%

Self Employed                          25,467    3,500,209,752        15.89%

Other                                  2,626      127,760,960          0.58%

Total                                 256,843    22,027,751,745       100.00%
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NR Current Existing  Borrowers' SVR                  6.84%

Effective Date of Change                          1 September 2004
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Notes    Granite Mortgages 04-3 plc

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                Outstanding          Rating           Reference Rate     Margin
                                Moodys/S&P/Fitch
Series 1
A1             $981,400,000        Aaa/AAA/AAA            1.98%          0.06%

A2           (euro)494,000,000     Aaa/AAA/AAA            2.18%          0.07%

A3            $1,248,100,000       Aaa/AAA/AAA            2.02%          0.10%

B              $59,200,000          Aa3/AA/AA             2.08%          0.16%

M              $31,400,000           A2/A/A               2.19%          0.27%

C              $62,700,000        Baa2/BBB/BBB            2.51%          0.59%

Series 2

A1             $713,700,000        Aaa/AAA/AAA            2.06%          0.14%

A2           (euro)800,150,000     Aaa/AAA/AAA            2.25%          0.14%

B            (euro)74,400,000       Aa3/AA/AA             2.39%          0.28%

M            (euro)57,900,000        A2/A/A               2.48%          0.37%

C            (euro)139,050,000    Baa2/BBB/BBB            2.91%          0.80%

Series 3

A1           GBP)411,250,000        Aaa/AAA/AAA           5.12%          0.18%

A2           GBP)600,000,000        Aaa/AAA/AAA           5.515%     Fixed until 09/2011

B            GBP)54,350,000          Aa3/AA/AA            5.29%          0.35%

M            GBP)42,250,000          A2/A/A               5.39%          0.45%

C            GBP)99,450,000       Baa2/BBB/BBB            5.82%          0.88%
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Credit Enhancement

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                                                                     % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)            (GBP)593,051,601      14.83%

Class C Notes ((GBP) Equivalent)                  (GBP)229,275,589       5.73%

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                                                                     % of Funding Share

Class B and M Notes ((GBP) Equivalent)            (GBP)593,051,601       2.80%

Class C Notes ((GBP) Equivalent)                  (GBP)229,275,589       1.08%

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Granite Mortgages 04-3 Reserve Fund Requirement (GBP)48,000,000          0.23%

Balance Brought Forward                         (GBP)41,000,000          0.19%

Drawings this Period                                (GBP)0               0.00%

Excess Spread this Period                           (GBP)0               0.00%

Funding Reserve Fund Top-up this Period*            (GBP)0               0.00%

Current Balance                                 (GBP)41,000,000          0.19%
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Funding Reserve Balance                         (GBP)21,876,149          0.10%

Funding Reserve %                                  1.0%                   NA
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*Top-ups only occur at the end of each quarter.


Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415% and the Granite 04-3 issuer reserve fund will step up to 1.38%. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27% and the funding reserve target will step up by 0.10%.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.